

 
OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/06_____ AND ENDING_____12/31/06_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bley Investment Group, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4200 S. Hulen Street, Suite 519
_____
(No. and Street)

Fort Worth	**TX**	**76109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Bley   **817-732-2442**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The M. L. Walton Group, LLC
_____
(Name – if individual, state last, first, middle name)

6100 Southwest Blvd., Suite 300	**Fort Worth**	**TX**	**76109**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Laura Bley__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Bley Investment Group, Inc.__ _____ , as

of _____ __December 31__ _____ , 20 __06__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

Agustina Lopez
My Commission Expires
April 19, 2008

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

Financial Statements and Supplemental
Schedules Required by the Securities
and Exchange Commission

For the Year Ended December 31, 2006
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE WALTON GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bley Investment Group, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Bley Investment Group, Inc. (the Company) as of December 31, 2006, and the related statements of income (loss) and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, reconciliation of the Company's computation of allowable net capital, exemptive provisions under rule 15c3-3, and statement of changes in liabilities subordinated to claims of general creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

The Walton Group, LLC

THE WALTON GROUP, LLC
February 7, 2007

Bley Investment Group, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and
Certain other Brokers or Dealers
December 31, 2006

<u>Assets</u>

Current assets:	
Cash	$ 106,819
Clearing account	100,000
Accounts receivable from broker dealers	56,094
Other receivables (Note 9)	41,778
Investments (Note 2)	48,040
Prepaid and other assets	24,855
Total current assets	377,586
Property, plant and equipment-net of accumulated depreciation (Note 3)	8,569
Total assets	$ 386,155

<u>Liabilities and Stockholder's Equity</u>

Current liabilities:	
Accounts payable	$ 1,000
Accrued expenses	101
Federal income taxes payable (Note 4)	19,292
Deferred tax liability-current (Note 4)	13,242
Total current liabilities	33,635
Deferred tax liability (Note 4)	557
Total liabilities	34,192
Commitments and contingencies (Note 7)	-
Stockholder's equity:	
Common stock $.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Accumulated other comprehensive income: Unrealized gain on marketable securities, net of tax (Note 2)	20,932
Retained earnings	195,400
Total stockholder's equity	351,963
Total liabilities and stockholder's equity	$ 386,155

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Income (Loss) and Other Comprehensive Income
For the Year Ended December 31, 2006

<u>Revenue</u>

Commissions	$ 1,765,964
Other income (Note 9)	35,500
Advisory fee income	1,961
Interest income	13,991
Total revenue	1,817,416

<u>Expenses</u>

Salaries and other employment costs for voting stockholder officers (Note 8)	225,542
Other compensation and benefits (Note 8)	1,045,720
Clearing fees	127,368
Interest expense	1,170
Regulatory fees and expenses	30,185
Other expenses (Notes 3 and 7)	283,613
Total expenses	1,713,598

Net Income before Federal income taxes and other comprehensive income	103,818
Provision for Federal income taxes (Note 4)	(23,089)
Net income before other comprehensive income	80,729
Other comprehensive income, net of tax:	
Unrealized loss on marketable securities (Note 2)	(2,510)
Total comprehensive income	$ 78,219

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earning	Total
	Shares	Amount				
January 1, 2006	1,000,000	$ 1,000	$ 134,631	$ 23,442	$ 114,671	$ 273,744
Net income before other comprehensive income	-	-	-	-	80,729	80,729
Comprehensive income: Unrealized loss on marketable securities, net of tax	-	-	-	(2,510)	-	(2,510)
December 31, 2006	1,000,000	$ 1,000	$ 134,631	$ 20,932	$ 195,400	$ 351,963

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 1,762,390
Cash expended on operations and employees	(1,778,397)
Cash used by operating activities	(16,007)
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of investments	(4,800)
Sale of investments	50,000
Cash provided by investing activities	45,200
Increase in cash and equivalents	29,193
Cash and equivalents, January 1, 2006	77,626
Cash and equivalents, December 31, 2006	$ 106,819
Reconciliation of net income before other comprehensive income to cash used by operating activities:	
Net income before other comprehensive income	$ 80,729
Adjustments:	
Depreciation	4,723
Sale of investments (Note 2)	(366)
Balance sheet accounts:	
Increase in receivables	(103,877)
Increase in prepaid and other assets	(8,540)
Decrease in accrued expenses	(2,604)
Increase in deferred tax liability	3,797
Increase in Federal income taxes payable	10,131
Cash used by operating activities	$ (16,007)

The accompanying notes form an integral part of these financial statements.

(4)

(1) **Organization and Summary of Significant Accounting Policies**

(a) **Nature of Operations**

The Company was incorporated to conduct business as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made. Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

The Company conducts its business primarily with customers throughout the United States.

(b) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the maintenance of a certain ratio of aggregate indebtedness to net capital, both as defined.

(c) **Income Taxes**

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

(d) **Accounts Receivable**

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

(e) **Cash Flows**

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(Continued)

(1) **Organization and Summary of Significant Accounting Policies (Continued)**

(f) **Common Stock**

The Company is authorized to issue 1,000,000 common shares of $.001 par value stock of which 1,000,000 shares are issued and outstanding.

(g) **Use of Estimates**

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(h) **Investments in Securities**

The Company's investments in securities are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity.

(i) **Concentrations of Credit Risk**

Concentrations of credit risk consists of cash, accounts receivable and investments. The Company places its cash with quality financial institutions and by policy, attempts to limit the amount of exposure to any one financial institution. At times throughout the year ended December 31, 2006, and as of December 31, 2006, cash balances exceeded the related FDIC coverage. The Company has not experienced losses in the past relating to such balances. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. Historically, the Company has not experienced problems in collecting commissions due from these entities. The Company's risk in investments is limited to the cost of the investment.

(2) **Investments in Securities**

Investments in securities at December 31, 2006 consisted of the following:

	Cost	Carrying Value
The NASDAQ Stock Market, Inc.	$ 22,950	$ 46,186
Miscellaneous securities	1,909	1,854
	$ 24,859	$ 48,040

(2)   Investments in Securities (Continued)

Marketable securities are classified as available-for-sale, and are carried at market value. Unrealized appreciation (devaluation) relating to the investments as of December 31, 2006 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes. The related deferred income taxes were not significant for the year ended December 31, 2006.

The change in unrealized appreciation (devaluation) for the year ended December 31, 2006 is as follows:

Unrealized appreciation at January 1, 2006	$ 25,691
Unrealized devaluation during 2006	(2,510)
Unrealized appreciation at December 31, 2006	$ 23,181

The $23,181 in unrealized appreciation at December 31, 2006 is recorded in the accompanying financial statements in the following captions:

Deferred income tax liability	$ 2,249
Stockholder's equity:	
Accumulated other comprehensive income	20,932
	$ 23,181

Securities sold during the year ended December 31, 2006 were adjusted to market value at the date of sale; accordingly, the related realized gains, which were insignificant, were recorded as a component of unrealized appreciation for the year ended December 31, 2006.

(3)   Property, Plant and Equipment

Property, plant and equipment is composed of the following:

Furniture and fixtures	$ 12,091
Office equipment	23,175
	35,266
Less: accumulated depreciation	(26,697)
	$ 8,569

Depreciation is provided on the straight-line method over the estimated useful lives of the related assets - generally 7 years for furniture and equipment, and 5 years for office equipment. Depreciation recorded in the accompanying financial statements was $4,723 for the year ended December 31, 2006, and was included in other expenses. Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed currently.

(Continued)

(4)   Income Taxes

The provision for Federal income taxes in the accompanying financial statements is as follows:

Current expense	$ 19,292
Deferred expense	3,797
Net tax expense	$ 23,089

The Company's actual Federal income tax expense for the year ended December 31, 2006 approximates the amount determined using the related statutory tax rates.

The Company's deferred tax liability is primarily the result of appreciated marketable securities, accounts receivable and temporary differences in the book and tax basis of property, plant and equipment. The deferred tax accounts as of December 31, 2006 are as follows:

Current liability:	
Unrealized gain on marketable securities	$ 2,249
Accounts receivable	8,414
Other	2,579
	$ 13,242
Long term liability – property, plant and equipment	$ 557

(5)   Possession or Control Requirements

The Company, by policy, does not maintain possession or control of customer funds or securities.

(6)   Subordinated Liabilities

There were no liabilities which were subordinated to claims of general creditors at December 31, 2006.

(7)   Commitments and Contingencies

The Company leases office space under a long-term non-cancellable operating lease. Future scheduled minimum lease payments subsequent to December 31, 2006 are as follows:

2007	$ 11,597

Rent expense incurred under operating leases totaled approximately $27,832 for the year ended December 31, 2006, and was included as a component of other expenses in the accompanying financial statements.

(8)   Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (the Plan). The Plan covers all employees who are reasonably expected to receive compensation amounts as required by the Internal Revenue Code, in a calendar year. The Company will contribute a matching contribution up to 3% of the employee's compensation for the year, not to exceed the employee's contribution to the Plan. For the year ended December 31, 2006, the Company contributed approximately $6,500 to the Plan.

(9)   Related Party Transactions

During the year ended December 31, 2006, the Company recorded revenue from its sole stockholder, Fourmost Marketing, Inc. of $35,500. The balance due from Fourmost Marketing, Inc. as of December 31, 2006 was $41,778. Certain stockholders of Fourmost Marketing, Inc. have guaranteed the amount due to the Company.

(10)   Line of Credit

During the year ended December 31, 2006, the Company entered into a line of credit agreement with an area bank. The maximum available borrowings are $100,000, and there were no balances outstanding as of December 31, 2006. The line of credit accrues interest at the bank's prime rate, plus 1%, is unsecured and matures in August, 2007. It is guaranteed by a stockholder of Fourmost Marketing, Inc.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2006

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2006

<u>Computation of Net Capital</u>

Total stockholders' equity	$ 351,963
Non-allowable assets:	
Property, furniture and equipment, net	8,569
Certain receivables	41,778
Prepaid and other assets	24,855
	75,202
Haircuts	12,941
Total deductions from net capital	88,143
Net allowable capital	$ 263,820

<u>Computation of Basic Net Capital Requirement</u>

Minimum net capital required	$ 247
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 213,820

<u>Computation of Aggregate Indebtedness</u>

Total aggregate indebtedness	$ 20,393
Percentage of aggregate indebtedness to net allowable capital	8%

<u>Reconciliation of the Company's Computation of Allowable Net Capital</u>

Net allowable capital – As reported in Company's unaudited FOCUS report	$ 264,489
Net Company and audit adjustments	(669)
Adjusted net allowable capital, per audited financial statements	$ 263,820

(Continued)

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The names of the clearing firms are Pershing and CAPIS.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims January 1, 2006	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2006	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2006

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Bley Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bley Investment Group, Inc. (the Company), for the year ended December 31, 2006, we considered its internal control structure, and its internal control over financial reporting, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control, or for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization, and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control was for the limited purpose described in the preceding paragraph, and would not necessarily disclose all matters in internal control that might be significant deficiencies or material weaknesses. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control. However, we noted no deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

THE WALTON GROUP, LLC
February 7, 2007

END